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                              December 16, 2020

       Zeeshan Hyder
       Chief Financial Officer
       MedMen Enterprises, Inc.
       10115 Jefferson Boulevard
       Culver City, CA 90232

                                                        Re: MedMen Enterprises,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed December 7,
2020
                                                            File No. 000-56199

       Dear Mr. Hyder:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       Federal Regulatory Environment, page 17

   1. We note that you list your license application with respect to Pasadena, California as
                                                        "Pending Local and
State Approval." However, it appears that that license was rejected in
                                                        August 2020. Please
revise to update the status of this license and, if material, revise your risk factor and legal
proceedings disclosure.
       COVID-19, page 28

   2. We reviewed the changes you made in response to our prior comment 3 issued on October
                                                        19, 2020. Please revise
to clarify whether you were eligible to apply for relief under the
                                                        CARES Act, given the
nature of your business.
 Zeeshan Hyder
FirstName LastNameZeeshan    Hyder
MedMen Enterprises,  Inc.
Comapany16,
December  NameMedMen
              2020        Enterprises, Inc.
December
Page 2    16, 2020 Page 2
FirstName LastName
Executive Management, page 28

3. We reviewed the changes you made in response to our prior comment 4 issued on October
         19, 2020. Please revise to clarify what you mean by "in an amount based on a third-party valuation." Please disclose what factors the third party will rely upon to make the relevant determinations.
Risk Factors
We have identified material weaknesses in our internal control over financial reporting..., page
47

4. You state that you successfully completed the assessment necessary to conclude that the material weakness in your internal control over financial reporting has been remediated as of September 26, 2020. Please tell us how you reached this conclusion, given that you were not aware of the Form 10 issue related to the presentation and disclosure of non-
         routine transactions until November 10, 2020. Otherwise, revise your disclosures accordingly.
Non-GAAP Financial Measures
Retail Performance, page 62

5. We note the changes made to your non-GAAP reconciliations of Retail Gross Margin,
         Retail EBITDA Margin and Retail Adjusted EBITDA Margin. Please simplify these reconciliations by removing all unnecessary lines and subtotals and reconciling directly from the most directly comparable GAAP measure in one step. For example, your reconciliation of Retail Gross Margin could be achieved in four lines by beginning with
         Gross Profit, subtracting Revenues: Cultivation & Wholesale and adding Cost of Goods
         Sold: Cultivation & Wholesale to arrive at your non-GAAP measure of Retail Gross
         Margin without the use of other line items or subtotals. Additionally, in reconciling to
         Retail EBITDA Margin and Retail Adjusted EBITDA Margin, your reconciliation should begin with Net Loss, rather than Loss from Operations. Refer to Item 10(e)(1)(i) of
         Regulation S-K and Question 103.02 of the Non-GAAP Financial Measures Compliance
         & Disclosure Interpretations.
6.       Please retitle your EBITDA Margin and EBITDA Margin Rate non-GAAP measures to
         reflect that they include additional adjustments beyond those included in EBITDA, as commonly defined. Refer to Question 103.01 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations.
7. Please remove the Pre-Opening Expenses and Other adjustments from either your Retail
         EBITDA Margin reconciliation or your Corporate SG&A reconciliation. Also, disclose in greater detail and quantify what the Other adjustments represent in a note to the non-
         GAAP reconciliation that still includes the Other adjustment.
 Zeeshan Hyder
FirstName LastNameZeeshan    Hyder
MedMen Enterprises,  Inc.
Comapany16,
December  NameMedMen
              2020        Enterprises, Inc.
December
Page 3    16, 2020 Page 3
FirstName LastName
Reconciliations of Non-GAAP Financial Measures, page 63

8. Please modify your non-GAAP reconciliations of Adjusted Net Loss from Continuing
         Operations, EBITDA from Continuing Operations and Adjusted EBITDA from Continuing Operations to begin with Net Loss, rather than Net Loss from Continuing
         Operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Question
103.02 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations.
9. We reviewed the changes you made in response to our prior comment 6 issued on
         November 10, 2020. You revised your reconciliation to arrive at Adjusted Net Loss from
         Continuing Operations by including an adjustment for the full amount of your Provision for Income Tax Benefit from Continuing Operations, rather than just the income tax impact attributable to your non-GAAP adjustments for Transaction Costs & Restructuring
         Costs, Share-Based Compensation and Other Non-Cash Operating Costs. Also, you did
         not disclose how this separate tax adjustment was computed. Please make the appropriate revisions. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance
         and Disclosure Interpretations.
Security Ownership of Certain Beneficial Owners and Management, page 73

10. We note your beneficial ownership reflects ownership as of October 23, 2020. Please revise this table to reflect ownership as of the most recent practicable date. Refer to Item
         403 of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-1

11. We reviewed the changes you made to correct the errors in your financial statements in response to our prior comment 9 issued on November 10, 2020. Please make arrangements for your auditor to revise its audit report to reference the error correction and the footnote that discusses it. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7, including disclosing the nature of the errors and quantifying the effect of the error correction on Loss from
         Operations for each period presented. Your disclosures in Note 28 on page F-66 do not appropriately describe this error correction and changing from accounting that does not conform with GAAP is not just a reclassification, as described in ASC 205-10-50-1.
         Refer to the definition of an Error in Previously Issued Financial Statements in ASC 250-
         10-20.
Exhibits

12. Once available, please file Exhibit 10.4, Letter Agreement dated April 27, 2018, between the Ladera Ventures Corp. and MM Enterprises USA, LLC.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zeeshan Hyder
MedMen Enterprises, Inc.
December 16, 2020
Page 4

        You may contact James Giugliano at (202) 551-3319 or Rufus Decker at
(202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,
FirstName LastNameZeeshan Hyder
                                                          Division of
Corporation Finance
Comapany NameMedMen Enterprises, Inc.
                                                          Office of Trade &
Services
December 16, 2020 Page 4
cc:       Thomas Poletti, Esq.
FirstName LastName